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SEC FILE NUMBER
000-50414

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
MiddleBrook Pharmaceuticals, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
7 Village Circle, Suite 100

Address of Principal Executive Office (Street and Number)
Westlake, Texas 76262

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MiddleBrook Pharmaceuticals, Inc. (“MiddleBrook” or the “Company”) filed a voluntary petition for bankruptcy protection (the “Petition”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) on April 30, 2010. The filing was made in the United States Bankruptcy Court in the District of Delaware (the “Bankruptcy Court”), case number 10-11485. Subsequently, MiddleBrook received notice from the NASDAQ Stock Market (“NASDAQ”) on May 3, 2010 notifying it that, due to the filing of the Petition, trading of the Company’s common stock would be suspended at the opening of business on May 12, 2010 and that the Company’s common stock would be de-listed from the NASDAQ Global Market that same day. The Company did not appeal NASDAQ’s decision and the stock was de-listed on May 12, 2010. On July 30, 2010, the Company consummated the sale of substantially all of its assets to Victory Pharma, Inc., a Delaware corporation (“Victory”). As a consequence of the sale, the Company has ceased to operate as an independent business and conducts limited operations for the purpose of transferring its assets to Victory and fulfilling its post-closing obligations, completing the liquidation of the Company, and distributing the proceeds of such liquidation, if any, to stakeholders pursuant to the requirements of the Bankruptcy Code, which the Company intends to accomplish through, among other things, a Chapter 11 plan of liquidation to be confirmed by the Bankruptcy Court.

The burdens related to the bankruptcy, coupled with significant reductions in personnel, have resulted in the Company’s inability to prepare the financial statements, related notes and other information required by the Form 10-Q without unreasonable and unduly burdensome effort and expense. As a result of the bankruptcy, as well as the events leading up to the filing of the Petition, and the subsequent sale of substantially all of the Company’s assets to Victory, the Company has significantly reduced its workforce, including its accounting and financial staff, who are critical to the preparation of the Form 10-Q and other Securities and Exchange Commission (“SEC”) filings. Additionally, the Company has had to, and will continue to, devote its limited staff and resources to the bankruptcy process, including accumulating and reporting information required by the Bankruptcy Court, responding to requests for information in connection with the bankruptcy, the completion of various post-closing obligations related to the sale of the Company’s assets to Victory, and completing the bankruptcy process pursuant to the requirements of the Bankruptcy Code, which the Company intends to accomplish through, among other things, preparing a disclosure statement and Chapter 11 plan of liquidation and seeking Bankruptcy Court confirmation of the same. Accordingly, for these reasons, the Company is unable to provide the information required by the Form 10-Q in the prescribed time without unreasonable effort or expense. However, the Company expects to continue to file Current Reports on Form 8-K related to the monthly operating reports as required by the Bankruptcy Court and its disclosure statement and plan of liquidation, when available.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brad Cole	(817)	837-1200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The events that precipitated the filing of the Petition by the Company, together with the impact of the filing itself, have resulted in a continued decline in the financial condition of the Company. For this reason, as well as the reduction in Company staff, MiddleBrook is unable to reasonably estimate the results of operations for the second quarter of 2010, as well as the changes in results of operations from the second quarter of 2009 to the second quarter of 2010.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements about the Company’s devotion of its limited staff and resources to the bankruptcy process and the Company’s expectation that it will continue to file Current Reports on Form 8-K related to the monthly operating reports as required by the Bankruptcy Court and its bankruptcy disclosure statement and plan of liquidation. In some cases, forward-looking statements are identified by words such as “continue,” “will,” “may” and similar expressions. Such forward-looking statements reflect MiddleBrook’s current plans, beliefs, and views and involve a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, among others, the Company’s ability to manage its relationships with its creditors during the Petition process; the Company’s ability to manage expenses and fund its working capital needs during the Petition process; and other risks identified in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in MiddleBrook’s Annual Report on Form 10-K for the year ended December 31, 2009, and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Form 12b-25. MiddleBrook undertakes no obligation to update publicly or review any of the forward-looking statements made in this Form 12b-25, whether as a result of new information, future developments or otherwise.

MiddleBrook Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2010	By	/s/ David Becker

Name: David Becker
Title: Executive Vice President, Chief Financial Officer and Acting President and Chief Executive Officer